Exhibit 99.17

Intermap Drives Infrastructure Advancements in Greece and Malawi

3D precision elevation data enhances agriculture practices in Greece

Transforming water resources management and resilience in Malawi

Leveraging AI/ML for government applications

DENVER, April 08, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced two infrastructure projects in Greece and Malawi, providing applications that leverage recent advancements in AI/ML.

Intermap has received a contract award alongside its partner, ALVO, to provide 3D precision elevation data to the Hellenic Republic Ministry of Rural Development and Food in Greece (“Greek Ministry of Agriculture”). Intermap’s high-resolution NEXTMap® 3D digital surface models (DSMs) and geospatial services are integrated with ALVO’s innovative products to provide the government with high-quality data and tools to address its agriculture needs. This strategic partnership combines both companies’ products and expertise into one solution, empowering the Greek Ministry of Agriculture to perform critical agriculture studies, offering valuable insights and enabling data-driven decisions for optimal crop management and resource allocation.

“Intermap’s NEXTMap DSM is an excellent solution for our purpose,” said Dimitris Messinezis, Founder and CEO of ALVO in

Greece. “Agriculture technologies continually evolve, and we focus on concrete cooperations with worldwide corporations that follow the developments in the same pace and manner. Intermap is a great partner for this national level agriculture project and all future projects since we admire their professionalism and dedication.”

“We are excited to be a part of this important government project for the Greek Ministry of Agriculture,” said Patrick A. Blott,

Intermap Chairman and CEO. “Our expertise in 3D precision geospatial data makes us a valuable partner for ALVO in delivering advanced solutions for the agriculture industry in Greece. By extending our commercial services business model to government applications, we are empowering governments to leverage our AI/ML-driven application layers for enhanced value extraction that is tailored to specific geospatial infrastructure investments. We are committed to providing innovative solutions to our partners and distributors to enable clients to make informed decisions about geospatial problems.”

In Africa, Intermap won a contract to supply its latest 3D digital terrain models (DTMs) to the government of Malawi for Watershed Services Improvement and Disaster Management Projects. The Company is supplying DTM data for the entire Shire River Basin, a critical area in Malawi for hydropower, agriculture, fisheries, transport, tourism and urban and rural water supplies. By leveraging AI/ML-driven data production technology, Intermap empowers Malawi’s unique hydrometeorological techniques and river basin management practices. Intermap’s 3D DTMs offer unparalleled insights into the current topography of the region, facilitating informed decision making and proactive measures to mitigate risks associated with natural disasters.

“Intermap remains committed to supporting global initiatives aimed at disaster risk reduction and sustainable development,”

said Mr. Blott. “Through the provision of cutting-edge geospatial intelligence solutions, we continue to empower nations like Malawi to build resilient infrastructure to support communities and thrive in the face of environmental changes.”

Malawi faces significant challenges posed by various natural hazards, including floods, droughts, earthquakes and landslides. These hazards often lead to infrastructure damage, impacting the country’s economy and the livelihoods of its people. Recognizing the urgency of addressing these challenges, the Malawi Department of Water Resources is actively engaged in using the latest technology to implement innovative solutions, enhance disaster management and bolster watershed sustainability.

Learn more about Intermap’s NEXTMap elevation data at intermap.com/nextmap.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth and run-rate, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955